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December 29, 2022
VIA EDGAR
Doris Stacey Gama
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:       Mineralys Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 7, 2022
CIK No. 0001933414
Dear Ms. Gama:
We are in receipt of the Staff’s letter dated December 16, 2022 with respect to the above-referenced Amendment No. 1 to the confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Mineralys Therapeutics, Inc. (“Mineralys” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.
Draft Registration Statement submitted on December 7, 2022
Business
Phase 1 Clinical Trial Results, page 107
1.Please further revise your disclosure to clarify when the IND was submitted and accepted by the FDA, and briefly disclose any interactions the company has had with the FDA in relation to its trials.
Mineralys’ Response: The Company has revised the disclosure on pages 95, 108, and 109 of the Amended Registration Statement in response to the Staff’s comment.
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December 29, 2022 Page 2

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP
cc:       Jon Congleton, Mineralys Therapeutics, Inc.
Adam Levy, Mineralys Therapeutics, Inc.
Cheston J. Larson, Latham & Watkins LLP
Ilir Mujalovic, Shearman & Sterling LLP